UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Presidio Property Trust, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

9.375% Series D Cumulative Redeemable Perpetual Preferred Stock

(Title of Class of Securities)

74102L402

(CUSIP Number of Class of Securities)

Jack K. Heilbron

Chief Executive Officer and President

Presidio Property Trust, Inc.

4995 Murphy Canyon Road, Suite 300San Diego, California 92123

(760) 471-8536

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Darrin Ocasio, Esq.

Avital Perlman, Esq.

Sichenzia Ross Ference Carmel LLP

1185 Avenue of the Americas, 26th Floor

New York, New York 10036

Telephone: (212) 930-9700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to Schedule TO (this “Amendment”) amends and supplements the original Schedule TO (“Schedule TO”) filed August 7, 2026, as amended on August 21, 2026 and September 2, 2026, by Presidio Property Trust, Inc. (“Presidio” or the “Company”). This Amendment constitutes a final amendment to the Schedule TO.

The Schedule TO, as amended by this Amendment, relates to the offer by Presidio to exchange for each validly tendered, not validly withdrawn and validly accepted outstanding share of its 9.375% Series D Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”) five and one-half shares (5.5) shares of its Series A Common Stock, par value $0.01 per share (“Common Stock”), to be newly issued by Presidio, upon the terms and subject to the conditions set forth in the prospectus dated September 2, 2026 (the “Prospectus”) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Prospectus.

In connection with the Exchange Offer, Presidio filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (Registration No. 333-298110) (the “Registration Statement”) containing the Prospectus to register the shares of Common Stock offered in exchange for shares of Series D Preferred Stock tendered in the Exchange Offer. The information set forth in the Prospectus is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

The purpose of this Amendment is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Exchange Offer, and (ii) update Item 12 of the Schedule TO to include a press release issued by the Company on October 5, 2026, announcing the results of the Exchange Offer.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

The Exchange Offer expired at 11:59 p.m., New York City time, on October 2, 2026 (the “Expiration Date”). As of the Expiration Date, 149,773 shares of Series D Preferred Stock, representing approximately 15.4% of the 973,736 outstanding shares of Series D Preferred Stock, were validly tendered and not validly withdrawn. The Company has accepted all such validly tendered shares for exchange. In accordance with the terms of the Exchange Offer, participating holders will receive 5.5 shares of Common Stock for each share of Series D Preferred Stock validly tendered, for an aggregate of 823,753 shares of Common Stock to be issued in connection with the Exchange Offer. Settlement of the Exchange Offer is expected to occur on or about October 6, 2026.

On October 5, 2026, the Company issued a press release announcing the final results of the Exchange Offer as set forth above. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2026

PRESIDIO PROPERTY TRUST, INC.

By:	/s/ Jack K. Heilbron
Name:	Jack K. Heilbron
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(4)	Prospectus, dated September 2, 2026 (incorporated by reference to the Registration Statement).

(a)(5)(A)	Press Release, dated August 24, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on August 24, 2026).

(a)(5)(B)	Press Release, dated October 5, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on October 5, 2026).

(h)(i)	Opinion of Whiteford, Taylor & Preston L.L.P. regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).

107*	Calculation of Filing Fee Table

* Previously filed